GROUP

[redacted]

RECEIVED
2008 OCT 14 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005340

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

SUPPL

Rule 12g3-2(b) File No. 82-34748

Date 09 October 2008

PROCESSED
OCT 16 2008
THOMSON REUTERS

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

09 October 2008	Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Group / Orbis Global Equity Fund Limited

dlw 10/14

Hypo Real Estate
GROUP

RECEIVED
2008 OCT 14 P 12: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

09.10.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Orbis Global Equity Fund Limited

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

On October 09, 2008 , Orbis Global Equity Fund Limited, Hamilton, Bermuda has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 5% limit of the Voting Rights on October 08, 2008 and now amount to 5.01% (this corresponds to 10573026 Voting Rights).

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

Hypo Real Estate
GROUP

Shareholding Disclosures

09.10.2008 - 09.10.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Group

WKN: 802 770
ISIN: DE 000 802 770 7

Capital Group International Inc., Los Angeles, USA, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, pursuant to section 21 (1) WpHG on 09 October 2008 of the following:

On 06 October 2008, the stake of Capital Group International Inc. in the voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, fell below the threshold of 3%. On that date, Capital Group International Inc. held 1.20 % in relation to all voting rights in Hypo Real Estate Holding AG (voting rights arising from 2,526,233 ordinary shares (Stammaktien)). Hypo Real Estate Holding AG has issued ordinary shares only.

1.20 % of all voting rights in Hypo Real Estate Holding AG (voting rights arising from 2,526,233 ordinary shares) were attributed to Capital Group International Inc. pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

END